SCHEDULE 13D
CUSIP No. 502003 10 6	Page 1 of 2 Pages

Exhibit 7

Robotti & Company, LLC 110 East 42nd Street, Suite 1100 New York, NY 10017

VIA FAX TO (512) 236-9275

June 22, 2010

The Bank of New York Mellon Trust Company, N.A.,
as Trustee for LL&E Royalty Trust
919 Congress Avenue
Austin, Texas 78701
Attn: Mike Ulrich

Dear Mike:

We are in receipt of your letter stating that The Bank of New York Mellon Trust Company, N.A. ("Trustee"), as Trustee for LL&E Royalty Trust ("Trust"), "does not believe that it would be in the best interests of the unitholders for the Trust to enter into an exchange agreement that would be likely to adversely affect the Trust's ability to market the [Trust's] assets," a copy of which letter is attached.  Accordingly, we do not believe it is feasible for us to continue to pursue the proposed transaction set forth in our letter dated June 29, 2010 to the Trustee.  As you know, such a transaction would not be possible without current financial statements and the Trust's most recently filed financial statements are as of and for the period ended December 31, 2008.

We may bid for some or all of the Trust's assets, either individually or in conjunction with others, or take other actions to preserve the value of our units.

Very truly yours,

/s/ Robert E. Robotti

Robert E. Robotti
President and Treasurer of Robotti & Company, LLC

SCHEDULE 13D
CUSIP No. 502003 10 6	Page 2 of 2 Pages

Exhibits 7 (continued)

LL&E Royalty Trust
THE BANK OF NEW YORK TRUST COMPANY, N.A., CORPORATE
TRUSTEE
919 CONGRESS AVENUE / (512) 236-6599 / AUSTIN, TEXAS 78701

Robotti & Company, LLC July 2, 2010
110 East 42nd Street By Facsimile: 212-986-0816
New York, NY 10017
Attention: Mr. Robert E. Robotti
President and Treasurer

July 2, 2010

Dear Mr. Robotti:

Thank you for your letter dated June 29, 2010.

As we discussed previously, the Trustee agree that any holder if 10% or more of the outstanding units has the right under the Trust Agreement to call a meeting of the unitholders.

The Trustee also agrees that Section 9.02 of the Trust Agreement authorizes the Trustee to sell the assets of the Trust for non-cash consideration consisting of personal property if authorized to do so by the holders of a majority of the units, upon such terms of the Trustee, in its sole discretion, deems to be in the best interest of the unitholders.

The Trustee intends to consider any offer to purchase the assets of the Trust, whether for cash or non-cash.  However, the Trustee believes that it is in the best interests of the unitholders for the Trustee to proceed with its previously announced efforts to actively market the assets to a range of potential buyers, and does not believe that it would be in the best interests of the unitholders for the Trust to enter into an exchange agreement that would be likely to adversely affect the Trust's ability to market the assets.

I will be happy to discuss this with you.

Very truly yours,

The Bank of New York Mellon Trust Company, N.A.
Trustee of LL&E Royalty Trust

By: /s/ Mike Ulrich
Mike Ulrich
Vice President